Hydro One reports second quarter results

Megan Telford assumes role as President and Chief Executive Officer (CEO) of Hydro One, building on Hydro One’s foundation to power Ontario’s growth and delivering long-term value

TORONTO, August 12, 2026 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the second quarter ended June 30, 2026.
Second Quarter Highlights
•Second quarter basic earnings per share (EPS) of $0.62 compares to EPS of $0.54 for the same period in 2025.
•The change in EPS year-over-year was largely due to increased revenues from Ontario Energy Board (OEB)-approved rates and higher peak demand, partially offset by higher financing charges and higher operation, maintenance and administration (OM&A) costs.
•Megan Telford assumed the role of President and CEO of Hydro One following David Lebeter’s retirement on June 9, 2026.
•Hydro One was selected to develop and construct the Red Lake Transmission Line.
•Hydro One filed leave-to-construct applications with the OEB for three transmission line projects that included the Northeast Power Line, the Longwood to Lakeshore Transmission Line and the Durham Kawartha Power Line.
•The Company also filed a leave-to-construct application with the OEB for the Orléans Area Reinforcement Project.
•Hydro One successfully executed its inaugural US$1.0 billion debt offering in the United States, marking an important milestone in diversifying its sources of capital and enhancing financial flexibility.
•Hydro One was included in Time Magazine and Statista’s Canada’s Best Companies for 2026.
•Hydro One was recognized as one of Canada’s Best Employers for Company Culture by Forbes.
•The Company was also named among the 50 Best Corporate Citizens in Canada by Corporate Knights.
•The Company's capital investments and in-service additions for the quarter were $812 million and $644 million, respectively, compared to $913 million and $591 million in the second quarter of 2025.
•A quarterly dividend of $0.3531 per share was declared, payable on September 29, 2026.

“Ontario is growing and Hydro One is helping power that future,” said Megan Telford, President and Chief Executive Officer of Hydro One. “We have a strong track record of delivering the infrastructure the province needs to help build a more reliable and resilient electricity system. Together with Indigenous communities, governments and industry partners, we are supporting economic growth, creating opportunities for Canadian suppliers and delivering long-term value for customers, communities and shareholders.”

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Selected Consolidated Financial and Operating Highlights

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except as otherwise noted)	2026	2025	2026	2025

Revenues	2,302	2,066	4,950	4,474
Purchased power	1,071	899	2,495	2,119
Revenues, net of purchased power[1]	1,231	1,167	2,455	2,355
Net income attributable to common shareholders	370	327	761	685

Basic EPS	$0.62	$0.54	$1.27	$1.14
Diluted EPS	$0.62	$0.54	$1.27	$1.14

Net cash from operating activities	686	605	1,080	1,115
Capital investments	812	913	1,527	1,648
Assets placed in-service	644	591	1,128	1,014

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,936	20,836	21,141	21,008
Distribution: Electricity distributed to Hydro One customers (GWh)	7,550	7,231	17,235	16,555
1 “Revenues, net of purchased power” is a non-generally accepted accounting principles (GAAP) financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (U.S.) GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2026 Second Quarter Highlights
The Company reported net income attributable to common shareholders of $370 million during the quarter, compared to $327 million in the same period of 2025. This resulted in EPS of $0.62, compared to EPS of $0.54 during the same period in the prior year.
Revenues of $2,302 million for the second quarter were $236 million higher than revenues for the second quarter of 2025. Revenues, net of purchased power1 of $1,231 million for the second quarter were $64 million higher than revenues, net of purchased power1 for the second quarter of 2025. The increase is mainly attributable to higher revenues resulting from OEB-approved 2026 rates as well as higher average monthly peak demand.
OM&A costs in the second quarter of 2026 were higher than the prior year, mainly attributable to higher work program expenditures, including emergency power restoration and lines maintenance work.
Depreciation, amortization and asset removal costs for the second quarter of 2026 were lower than the prior year mainly due to lower asset removal costs resulting from lower volume of storm restoration activities compared to last year, partially offset by higher depreciation expense due to growth in capital assets as the Company continues to place new assets in-service.
Financing charges in the second quarter of 2026 were higher than the prior year primarily due to an increase in outstanding long-term debt, partially offset by higher capitalized interest.
Income tax expense for the second quarter of 2026 was higher than the prior year primarily due to higher pre-tax earnings, partially offset by higher deductible timing differences.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $812 million during the second quarter of 2026 and placed $644 million of new assets in-service.

1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Selected Operating Highlights
Hydro One was selected to develop and construct the Red Lake Transmission Line in northwestern Ontario, north of Dryden. The proposed priority project consists of a new double-circuit 230-kilovolt (kV) transmission line that will run from Dryden Transformer Station north to the Ear Falls Transformer Station, including associated station facilities and will continue on to connect to the Red Lake Switching Station. The project is expected to be in service by the early 2030s.
Hydro One filed a leave-to-construct application with the OEB for Northeast Power Line, a single-circuit 500-kV transmission line connecting the Greater Sudbury area to the Wharncliffe area. This critical infrastructure is expected to reinforce the transmission system’s transfer capability between northeast and northwest Ontario by approximately 900 megawatts (MW). Construction of the approximately $1.9-billion transmission line is planned to be completed in 2029.
Hydro One filed a leave-to-construct application with the OEB for the Longwood to Lakeshore Transmission Line, a single-circuit 500-kV transmission line connecting the Municipality of Strathroy-Caradoc and the Municipality of Lakeshore. The approximately $1.2-billion investment is anticipated to bring about 550 MW of electricity to the region, to support local jobs and the agri-business and manufacturing sectors in southwestern Ontario. The project is expected to be completed in 2030.
Hydro One filed a leave-to-construct application with the OEB for the Durham Kawartha Power Line, a double-circuit 230-kV transmission line connecting the Municipality of Clarington and Peterborough County. The approximately $430 million investment is expected to create jobs during construction and, once complete, will increase the overall transfer capability of the transmission system, support growth and deliver reliable power to communities across Peterborough, Quinte West and into the Ottawa region. The line is expected to be in service in 2029.
Hydro One filed a leave-to-construct application with the OEB for the Orléans Area Reinforcement Project in the Greater Ottawa Area. The project includes a new 115-kV transmission line and the conversion of an existing 115-kV line to 230-kV. With an investment of approximately $100 million, the project will increase regional capacity, improve transfer capability and strengthen reliability. The project is expected to be in service by 2029.
Hydro One’s wholly owned subsidiary, Hydro One Inc. completed an offering of US$1.0 billion aggregate principal amount of 4.75% (CAD fixed equivalent 3.835%) senior notes due May 30, 2031. The net proceeds from the issuance of the Notes will be used to repay certain maturing long-term debt and certain short-term indebtedness (including commercial paper) and for other general corporate purposes.
Common Share Dividends
On August 11, 2026, the Company declared a quarterly cash dividend to common shareholders of $0.3531 per share to be paid on September 29, 2026 to shareholders of record on September 9, 2026.

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Supplemental Segment Information

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2026	2025	2026	2025

Revenues
Transmission	667	622	1,331	1,258
Distribution	1,619	1,434	3,589	3,195
Other	16	10	30	21
Total revenues	2,302	2,066	4,950	4,474

Revenues, net of purchased power[1]
Transmission	667	622	1,331	1,258
Distribution	548	535	1,094	1,076
Other	16	10	30	21
Total revenues, net of purchased power[1]	1,231	1,167	2,455	2,355

Operation, maintenance and administration costs
Transmission	135	129	268	258
Distribution	169	163	341	344
Other	27	28	51	50
Total operation, maintenance and administration costs	331	320	660	652

Income before financing charges, equity income (loss) and income tax expense
Transmission	386	353	774	721
Distribution	248	226	495	464
Other	(14)	(20)	(27)	(34)
Total income before financing charges, equity income (loss) and income tax expense	620	559	1,242	1,151

Capital investments
Transmission	447	490	878	949
Distribution	361	420	643	692
Other	4	3	6	7
Total capital investments	812	913	1,527	1,648

Assets placed in-service
Transmission	364	147	624	334
Distribution	277	439	497	669
Other	3	5	7	11
Total assets placed in-service	644	591	1,128	1,014
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
This press release should be read in conjunction with the Company’s second quarter 2026 unaudited condensed interim financial statements and management’s discussion and analysis (MD&A). These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2025 can be accessed at www.HydroOne.com/Investors and www.sedarplus.com.
Quarterly Investment Community Teleconference
The Company’s second quarter 2026 results teleconference with the investment community will be held on August 12, 2026 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register-conf.media-server.com/register/BIff76de9cbaef416db0112e81e5fba69b) prior to the scheduled start time to access Hydro One’s second quarter 2026 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that, from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made

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available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.
Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $39.7 billion in assets as at December 31, 2025, and annual revenues in 2025 of $9 billion.
Our team of 9,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2025, Hydro One invested $3.4 billion in its transmission and distribution networks, and supported the economy through buying $3.0 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.HydroOne.com, www.sedarplus.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.HydroOne.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents revenues, net of purchased power to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Since these specified financial measures and financial ratios may not have a standardized meaning within U.S. GAAP, results may not be comparable to similar financial measures and financial ratios presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under U.S. GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power, is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.

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The following table provides a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power on a consolidated basis.

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2026	2025	2026	2025
Revenues	2,302	2,066	4,950	4,474
Less: Purchased power	1,071	899	2,495	2,119
Revenues, net of purchased power	1,231	1,167	2,455	2,355

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2026	2025	2026	2025
Distribution revenues	1,619	1,434	3,589	3,195
Less: Purchased power	1,071	899	2,495	2,119
Distribution revenues, net of purchased power	548	535	1,094	1,076
Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Such information includes, but is not limited to, statements related to: the Company’s strategic goals, creating opportunities for Canadian suppliers and delivering long-term value for customers, communities and stakeholders; the Company’s plans to invest in reliability and performance of Ontario’s electricity transmission and distribution systems and networks, including addressing aging power infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers; expectations regarding community, sustainability and diversity commitments; expectations regarding the use of proceeds from the issuance of Notes; the Company's ongoing and planned projects (including construction of transmission stations and lines) and expected capital investments and plans, including anticipated outcomes, impacts, potential job creation, increased transfer capacities, and in-service and completion dates; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “can,” “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this press release is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of U.S. GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business.
We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the

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assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Wassem Khalil
Director, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Bronwen Evans
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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